Contact

www.linkedin.com/in/arnabing (LinkedIn)

Top Skills

Entrepreneurship

Product Development

Engineering

Languages

Bengali

Spanish

Honors-Awards

Finalist of the Engadget Insert Coin Startup Competition

Winner of The Mobileys Award

Finalist of the National Hardware Cup

At&t Hackathon

Arnab Raychaudhuri

Obama Appointee || Techstars '17 || 3x Tech Founder

New York

Summary

I believe if there is a problem that bothers you, fix it...I do it by starting companies.

Childhood:
- Had a room full of inventions, half of which my mom threw away ($10 outdoor gather and water purification system, projectors, computers, sound systems etc.)

Semi-Adulthood:
- As a mechanical engineer built cooling/ ventilation systems for skyscrapers.
- Worked for Senator Obama in Ohio, and surprisingly pulled off a victory.
- Harassed the White House until I was appointed to work for Obama in the Pentagon.

Adulthood(ish):
- Wrote and executed a bunch of billion $ Executive Orders for POTUS, first term.
- Resigned and founded a startup, because I missed getting my hands dirty.
- The startup was essentially Google glass for cars.
- Built high functioning hardware prototypes, but then realized that voice was the best part.
- Failed the company, but learned a ton
- Founded Apollo - Talking cars....yes it sounds and is awesome.

Experience

Zomo.fit

Founder & CEO

September 2020 - Present (1 year 8 months)

New York City Metropolitan Area

A tool for Fitness Pros to create live studio-quality workouts, that are actually fun!

Very Good Ventures
Head of Product/ Entrepreneur in Residence
January 2020 - October 2020 (10 months)
Greater New York City Area

Building new ventures and Head of Product for enterprise apps:

- Hamilton app (1M users), Google/ eBay Hackathon

Moola
Founder
June 2019 - November 2019 (6 months)
NYC

Free digital credit card network.

Paused (Too expensive to scale.)

Apollo Voice
CEO
November 2016 - September 2019 (2 years 11 months)
Greater New York City Area

Talking cars.

A highly intelligent voice assistant for small use-cases. We built a NLP engine that ran on both mobile and hardware devices.

Investors: Jaguar, Land Rover, Techstars.

HeadsUP!
CEO
September 2014 - August 2016 (2 years)
Washington D.C. Metro Area/ San Francisco

• Lead Designer and Inventor

• Winner and finalist of: Engadget Expand Business Competition, Mobile Future Award, Alpha Labs Gear National Hardware Cup

United States Department of Defense
Advisor (Presidential Appointment) - Top Secret
2009 - 2013 (4 years)
Pentagon

My objective was to streamline government processes and make the most impact in the shortest amount of time on behalf of the Obama Administration. Worked with Army commands, other government agencies and local stakeholders to assess critical engineering projects. After selecting priority projects, worked with Capitol Hill and the White House to authorize, fund and oversee projects to success.

• Oversaw the Army Corps of Engineers on behalf of President Obama
• Policy oversight of three major army commands and a $4 billion budget.
• Authored multiple Presidential reports, and Executive Orders for President Obama.
• Top Secret, SCI

Obama for America
Field Organizer for Barack Obama Presidential Campaign
2008 - 2009 (1 year)
Ohio

• Field organizer for the 2008 Obama Campaign
• Methodically and strategically secured votes in Ohio
• An important player on the team that won Ohio, a swing state

Gabor Szakal Consulting Engineers
Mechanical Engineer
February 2007 - December 2007 (11 months)

• Designed HVAC systems in conjunction with architects to specific client
• Met with architects to design HVAC systems for historical site while minimizing clashes and conflicts to preserve historical design
• Designed engineering systems for top real estate in Manhattan
• Solved logistical problems by innovatively arranging condensing units for a top record studio
• Calculated electrical, mechanical, plumbing and fire loads for large buildings
• Trained new engineers on design and calculation methodologies

Parsons Brinckerhoff
Intern
2003 - 2003 (less than a year)

Education

Techstars

NYC, Apollo · (2017 - 2017)

Syracuse University

Bachelor of Science - BS, Mechanical Engineering · (2007)